FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 5 2003

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

CHARGES RELATING TO OUR INTEREST IN OCP IN ECUADOR

Buenos Aires, November 5, 2003 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), controlling company with a 98.21% stake in Petrobras Energía S.A. (Buenos Aires: PESA), announces that in 2003 third quarter, Petrobras Energía S.A. will increase by P$44 million to P$173 million the contingent liabilities attributable to future estimated losses related to compliance with the crude oil transportation contractual commitment subscribed with OCP.

New estimates are mainly based on the following:

a)

Anticipation of the estimated date for the start of the oil pipeline operations: in October 2003 OCP conducted tests associated to the pipeline operation which were approved by the Ecuadorian Ministry of Energy and Mines. After approval of the operational tests, all requirements necessary for the issuance of the operation permit have been met. This allows to anticipate the estimated date for the start of the oil pipeline operations. Consequently, the anticipated production deficit period is extended.

b)

Reduction of equity interest in OCP: In the current period, Petrobras Energía S.A. reduced its equity interest in OCP from 15% to 8.96% as a result of its decision not to participate in the increase of OCP total investment from US$ 1,200 million to US$ 1,400 million. Since determination of the losses related to the transportation agreement with OCP is accounted for on a net basis, (considering both the Company’s commercial obligations as a crude oil transportation company and its equity interest in OCP), this dilution resulted in increased contingent liabilities.